RiverSource Life Insurance Company

70100 Ameriprise Financial Center

Minneapolis, MN 55474

Return of Purchase Payment Death Benefit Rider

This rider is made a part of the contract to which it is attached and is effective on the Contract Date shown under Contract Data. Except where this rider provides otherwise, it is subject to all terms, conditions, and limitations of the contract. If there is any conflict between this rider and the contract, including any attached riders and endorsements, these rider provisions take precedence.

If the Owner is a non-natural person or a revocable trust, the Annuitant will be deemed to be the Owner for any provision or benefit of this rider using the Age or life of the Owner.

The additional charge for this rider is described in the Rider Charges provision. This rider cannot be terminated except under the limited circumstances described in the Termination of the Rider provision.

The Death Benefit Payable Before the Annuitization Start Date provision in the Payments to Beneficiaries section of the contract is hereby deleted and replaced with the following.

Death Benefit Payable Before the Annuitization Start Date

If You die prior to the Annuitization Start Date while this rider is in force, We will pay the beneficiary the greatest of the following amounts:

1.	the Contract Value, after any rider charges have been deducted; or

2.	the full surrender value; or

3.	the Return of Purchase Payment (ROPP) Value.

Covered Life Change Definition

A “covered life change” is either A) continuation of the contract by a spouse under the Spouse’s Option to Continue Contract provision or B) an ownership change where any Owner after the ownership change was not an Owner prior to the change.

Return of Purchase Payment (ROPP) Value

On the Contract Date, the ROPP value is established as the total purchase payments made to the contract.

Adjustments are made to the ROPP value in the following circumstances:

1.	Additional purchase payments (if allowed) will be added to the ROPP value.

2.	Partial surrenders will result in “adjustments for partial surrenders” subtracted from the ROPP value.

3.

After a “covered life change” for a spouse who continues the contract, the ROPP value is reset to the Contract Value on the date of continuation after any rider charges have been deducted and after any increase to the Contract Value due to the death benefit that would otherwise have been paid.

4.

After a “covered life change” other than for a spouse who continues the contract, the ROPP value is reset on the Business Day We receive Your Written Request for the “covered life change” to the lesser of A or B where:

A =	the Contract Value on that date after any rider charges have been deducted, and

B =	the ROPP value on that date.

Adjustments for Partial Surrenders Definition

“Adjustments for partial surrenders” are calculated for each partial surrender using the following formula:

a x b                where:

c

a =	the amount Your Contract Value is reduced by the partial surrender

b =	the ROPP value on the date of the partial surrender

c =	the Contract Value on the date of (but prior to) the partial surrender

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Rider Charges

We deduct the charge for this rider once a year from Your Contract Value on Your Contract Anniversary. We pro-rate this charge among all accounts in the same proportion Your interest in each account bears to Your total Contract Value on Your Contract Anniversary.

The charge is calculated on Your Contract Anniversary by multiplying the annual rider fee by the ROPP value.

The annual rider fee is subject to the maximum annual rider fee shown under Contract Data.

The initial annual rider fee is shown under Contract Data. We may increase the annual rider fee at Our discretion and on a nondiscriminatory basis. Your annual rider fee will increase if We declare an increase to the fee with written notice 30 Days in advance. The new fee will be in effect on the date We declare in the written notice.

You can decline this increase and therefore terminate the rider if We receive Your Written Request prior to the date of the fee increase.

If the rider fee changes during a contract year, We will calculate an average annual rider fee, for that contract year only, adjusted for the number of Days each fee was in effect.

If Your contract or rider is terminated for any reason, the rider charge will be deducted, adjusted for the number of Days coverage was in place during the contract year, and no further charges for this rider will be deducted.

Investment Base Adjustment

For each Segment that is reduced by a rider charge, the Investment Base for that Segment will be reduced by:

a x b                where:

c

a =	the amount of the rider charge deducted from the Segment
b =	the Investment Base for the Segment on the date of the rider charge
c =	the value in the Segment on the date of (but prior to) the rider charge

Termination of the Rider

This rider cannot be terminated either by You or Us except as follows:

1.

If there has been a “covered life change” where You, as redefined, were the Return of Purchase Payment (ROPP) Age or younger (shown under Contract Data) on the date of the “covered life change,” then the rider will terminate and the Death Benefit Payable Before the Annuitization Start Date provision in the Payments to Beneficiaries section of the contract will be reinstated.

2.	After the death benefit is payable, unless the spouse continues the contract as described in the Spouse’s Option to Continue Contract provision, the rider will terminate.

3.	On the Annuitization Start Date, the rider will terminate.

4.	In relation to certain increases to the annual rider fee as described in the Rider Charges provision, Your Written Request will terminate the rider.

5.	Termination of the contract for any reason will terminate the rider.

Upon termination of this rider, any additional death benefit provided by the rider will not be payable upon Your death. Upon termination, this rider may not be reinstated.

RiverSource Life Insurance Company

Vice President – Service Operations

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Contract Data - Continued

Contract Number:	9925-0000000	Contract Date:	January 8, 2024

Return of Purchase Payment Death Benefit Rider

Rider Effective Date:	January 8, 2024
Initial Annual Rider Fee:	0.55%
Maximum Annual Rider Fee:	0.75%

The annual rider fee may increase at Our discretion with 30 Days written notice, subject to the maximum annual rider fee. See the Rider Charges provision.

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